SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/27/15


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,745,337

8. SHARED VOTING POWER
1,585,273

9. SOLE DISPOSITIVE POWER
1,745,337
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,585,273


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,330,610 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.61%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,745,337

8. SHARED VOTING POWER
1,585,273

9. SOLE DISPOSITIVE POWER
1,745,337
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,585,273


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,330,610 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.61%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,745,337

8. SHARED VOTING POWER
1,585,273

9. SOLE DISPOSITIVE POWER
1,745,337
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,585,273


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,330,610 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.61%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,745,337

8. SHARED VOTING POWER
1,585,273

9. SOLE DISPOSITIVE POWER
1,745,337
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,585,273


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
3,330,610 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.61%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13D filed May 15, 2015. Except as specifically set forth herein, the Schedule 13D remains unmodified. This Amendment is being filed to replace in its entirety Amendment #1 filed on July 27, 2015. That filing inadvertently contained an error in our response to Item 4. Such Item should not have been included in such filing because our response thereto remains unmodified from that set forth in our initial
Schedule 13D filed May 15, 2015. No other Items in this Amendment have been modified from those in Amendment #1.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on May 11, 2015, there were 50,373,822 shares of common stock outstanding as of April 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of July 24, 2015, Bulldog Investors, LLC is deemed to be the beneficial owner of 3,330,610 shares of HIL (representing 6.61% of HIL's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of ,and dispose of, these shares. These 3,330,610 shares of HIL include 1,745,337 shares (representing 3.46% of HIL's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 3,330,610 shares of HIL beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,585,273 shares (representing 3.15% of HIL's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,745,337 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,585,273 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of HIL's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of HIL were purchased:

Date:		        Shares:		Price:
05/26/15		39,795		5.2108
06/01/15		34,646		5.2080
06/02/15		8,644		5.2281
06/03/15		2,124		5.2500
06/09/15		2,300		5.1393
06/29/15		25,000		5.2217
06/30/15		900		5.2000
07/02/15		1,725		5.2500
07/06/15		9,667		5.2500
07/07/15		14,500		5.0933
07/08/15		12,300		5.0979
07/09/15		9,373		5.1500
07/10/15		6,343		5.2279
07/13/15		24,870		5.2089
07/14/15		21,545		5.2449
07/15/15		48,527		5.2125
07/16/15		30,283		5.2044
07/17/15		8,077		5.1404
07/20/15		48,689		5.1693
07/21/15		25,000		5.1920
07/22/15		10,919		5.1464
07/23/15		25,000		5.0701
07/24/15		50,000		4.9355




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 7/30/2015

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.